UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

November 24, 2025 (November 23, 2025)
Date of Report (Date of earliest event reported)

GREEN DOT CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-34819	95-4766827
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1675 N. Freedom Blvd (200 West) Building 1 Provo, Utah 84604
(Address of principal executive offices)

(626) 765-2000
(Registrant’s telephone number, including area code)

(Not applicable)
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Class A Common Stock, $0.001 par value	GDOT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01	Regulation FD Disclosure.

On November 24, 2025, Green Dot Corporation, a Delaware corporation (“Green Dot”), CommerceOne Financial Corporation, an Alabama corporation (“CommerceOne”), and Smith Ventures LLC, an Alabama limited liability company (“Smith Ventures”), issued a joint press release announcing the execution of the Agreement and Plan of Merger (the “Merger Agreement”), dated as of November 23, 2025, by and among Green Dot, CommerceOne, Compass Sub North, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of CommerceOne (“New CommerceOne”), Compass Sub East, Inc., a newly formed Delaware corporation and a direct, wholly-owned subsidiary of New CommerceOne (“Merger Sub One”), and Compass Sub West, Inc., a newly formed Delaware corporation and an indirect, wholly-owned subsidiary of New CommerceOne (“Merger Sub Two”), pursuant to which, upon the terms and subject to the conditions set forth therein, (i) Merger Sub One will merge with and into CommerceOne and Merger Sub Two will merge with and into Green Dot (collectively, the “First Mergers”), with CommerceOne and Green Dot, respectively, surviving the First Mergers; and (ii) following the First Mergers, CommerceOne will merge with and into New CommerceOne, with New CommerceOne surviving under the name “CommerceOne Financial Corporation.”  Also on November 23, 2025, Green Dot entered into the Separation Agreement (the “Separation Agreement”), dated as of November 23, 2025, by and among New CommerceOne, Green Dot and Green Dot OpCo, LLC, a newly formed Delaware limited liability company and affiliate of Smith Ventures, pursuant to which, upon the terms and subject to the conditions therein, following the First Mergers, GreenDot OpCo, LLC will acquire the non-bank financial technology and related assets and operations of Green Dot.  A copy of the joint press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

In connection with the announcement of the Merger Agreement and Separation Agreement, Green Dot, CommerceOne and Smith Ventures intend to provide supplemental information regarding the proposed transactions in connection with a presentation to analysts and investors. A copy of the joint investor presentation is attached as Exhibit 99.2 to this Current Report on Form 8-K and is incorporated herein by reference.

The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. The information contained in Item 7.01 of this report, including Exhibit 99.1 and Exhibit 99.2, shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, whether made before, on, or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference to such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1⸸	Joint press release of Green Dot Corporation, CommerceOne Financial Corporation and Smith Ventures LLC, dated November 24, 2025.
99.2⸸	Investor presentation of Green Dot Corporation, CommerceOne Financial Corporation and Smith Ventures LLC, dated November 24, 2025.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.

⸸ Furnished, not filed.

Forward-Looking Statements

This Current Report on Form 8-K contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of Green Dot, CommerceOne, and affiliates of Smith Ventures, including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of New CommerceOne (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions) following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this Current Report on Form 8-K. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Separation Agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

GREEN DOT CORPORATION

Date: November 24, 2025	By:	/s/ Amy Pugh
Name: Amy Pugh
Title: General Counsel

Exhibit 99.1

Green Dot Corp. Announces Strategic Transactions with Smith Ventures and CommerceOne Financial Corp.

•	Smith Ventures to Acquire and Privatize Green Dot Corp.’s Non-Bank Assets and Operations, to be Run as an Independent Fintech and Embedded Finance Company
•	CommerceOne to Acquire Green Dot Bank and Form a Publicly Traded Bank Holding Company that Serves as Fintech’s Exclusive Issuing Bank
•	Strategic Transactions Unlock Innovation, Diversification and Growth Opportunities for Each Company

PROVO, Utah and BIRMINGHAM, Ala. – Nov. 24, 2025 – Green Dot Corporation (NYSE: GDOT) today announced it has entered into agreements to be acquired by Smith Ventures and CommerceOne Financial Corporation. Smith Ventures will acquire and privatize Green Dot’s non-bank financial technology business assets and operations, which will continue running as an independent and growth-focused fintech and embedded finance company. Additionally, CommerceOne will acquire Green Dot Bank and its associated assets and operations, and together, they will become a new publicly traded bank holding company that serves as the fintech’s exclusive issuing bank.

Under the terms of the transactions:
-
Upon completion of the acquisition, each share of Green Dot will be exchanged for $8.11 in cash and 0.2215 shares of the new publicly traded bank holding company that will own CommerceOne’s existing business, including CommerceOne Bank and Green Dot Bank. Former Green Dot shareholders will own approximately 72% of the new publicly traded bank holding company, and former CommerceOne shareholders will own approximately 28% of the company.

-
Smith Ventures will acquire Green Dot’s non-bank financial technology business assets and operations from CommerceOne for $690 million in an all-cash transaction. Of that purchase price, $470 million will be distributed to Green Dot shareholders, while $155 million will be invested into the bank to provide additional regulatory capital and liquidity. Approximately $65 million will be used to pay off current indebtedness.

-
The fintech and the combined bank holding company will enter into a seven-year commercial relationship pursuant to which the bank holding company will serve as the exclusive bank sponsor for the fintech’s digital banking and embedded finance platform, with opportunity to grow market share and serve as sponsor bank to other partners going forward.

-
The implied value to shareholders of Green Dot is estimated to be approximately $14.23  - $19.18 per share (including $8.11 per share in cash) based on an assumed tangible book value multiple of approximately 1.00x-1.80x applied to the combined bank tangible book value at closing. The implied aggregate value is estimated to be $825mm  - $1.1bn (including $470mm in cash).(1)

Founded in 2017, Smith Ventures specializes in identifying, strategically investing in and growing high-potential businesses. With deep expertise across financial services and consumer technology, the company has a proven track record of success in driving long-term growth and delivering exceptional customer experiences.

“This is a pivotal step for Green Dot and CommerceOne, bringing together a world-class embedded finance leader and a well-capitalized, trusted bank,” said Bill Smith, CEO of Smith Ventures and a founding member of CommerceOne Financial’s board of directors. “With these transactions, we will drive sustainable value creation for all stakeholders. Combining Green Dot’s payments expertise and CommerceOne’s financial strength, we will be well-positioned to deliver exceptional experiences for customers, partners and employees.”

Founded in 2018, CommerceOne Financial is the parent company of CommerceOne Bank, which combines relationship-driven banking with modern technology to meet the needs of commercial and private clients across the Southeast. The Bank focuses on strategic growth, maintaining strong asset quality and operational efficiency while expanding its market presence and product offerings.

Kenneth Till, CEO of CommerceOne Financial Corp., added: “I believe this is an ideal complement to CommerceOne’s value proposition and vision for our future, which are centered on trust and exceptional client experiences – critical components to building a diversified, sustainable, growth-enabled banking model. We also look forward to expanding our talent base and becoming the exclusive issuing bank for the fintech, a business we believe holds significant, mutually beneficial growth and expansion opportunities.”

William I. Jacobs, Chairman of the Board and Interim CEO of Green Dot, added: “This marks an exciting milestone for Green Dot and presents tremendous opportunity for the business and its shareholders, customers and employees. Through these transactions, management can focus on unlocking and maximizing the potential of the fintech business and take a more focused approach to reinforcing, sustaining and growing the bank. We look forward to sharing more on our plans and progress in the near future.”

Strategic Rationale to Acquire and Privatize Green Dot’s Fintech Business
•	Smith Ventures LLC will streamline the Green Dot non-bank businesses into a highly efficient embedded finance company.
•
Along with Green Dot’s leading technology platform and compelling customer base, Smith Ventures will benefit from the experience and talents of the financial technology company’s existing human capital.

•
Separating from the bank creates additional opportunities for the embedded finance company while the long-term commercial relationship with CommerceOne preserves the company’s ability to serve its customers effectively.

Strategic Rationale for CommerceOne’s Merger with Green Dot Bank
•
This transaction unlocks a leading sponsor banking platform supporting Green Dot’s current expansive fintech and embedded finance business, with opportunity to increase market share as a trusted sponsor bank to other partners going forward.

•	The pairing joins Green Dot Bank’s highly efficient deposit-gathering platform with CommerceOne Bank’s robust asset generation capabilities.

•	The long-term exclusive commercial agreement with the embedded finance company preserves significant future growth potential for Green Dot’s shareholders.
•
The combined company will have a more diversified revenue mix, an enhanced infrastructure and compliance profile, and an improved capital position to unlock growth and product development opportunities.

The transactions will occur concurrently and are subject to the receipt of required shareholder and regulatory approvals and other customary closing conditions. They are expected to close in the second quarter of 2026.

Teleconference / Webcast Information
Senior management will host a conference call to discuss the acquisition on Monday, Nov. 24, 2025 at 8:30 a.m. ET to discuss the strategic and financial implications of the transaction. Participants can register for the conference at https://dpregister.com/sreg/10204696/1006aa79b98 or may join by phone by dialing (844) 746-0740. Participants should ask to join the Green Dot call. The call, along with slides, may be accessed via a live internet webcast at the Investor Relations section of our website: https://ir.greendot.com.

There are no changes or impacts to Green Dot or Green Dot-related products or services as a result of this announcement, and customers can continue to use their products and services as normal. Any pending changes or updates will be communicated with our customers proactively.

These strategic transactions are the result of the strategic review announced in March 2025. The strategic review process evaluated a range of alternatives which included, but was not limited to, the potential sale of certain business lines/segments and Green Dot as a whole. Green Dot engaged with a broad group of interested parties, including both strategics and financial sponsors across financial technology, banking and consumer finance. Green Dot believes that the strategic transactions announced today represent an attractive opportunity to enhance value for Green Dot shareholders.

Advisors
Citi is serving as exclusive financial advisor to Green Dot Corporation and Wachtell, Lipton, Rosen & Katz is serving as legal advisor.

Stephens Inc. and Performance Trust Capital Partners LLC are serving as exclusive financial advisors to Smith Ventures LLC and CommerceOne Financial Corp., respectively. King & Spalding LLP is serving as legal counsel to Smith Ventures.  Sullivan & Cromwell LLP is serving as legal counsel to CommerceOne.

Additionally, Alvarez & Marsal provided consulting services to Smith Ventures. EY Parthenon and Cornerstone Advisors provided consulting services to CommerceOne.

Smith Ventures has partnered with TPG Credit, who provided a debt financing commitment.

About Green Dot
Green Dot Corporation (NYSE: GDOT) is a financial technology platform and registered bank holding company that builds banking and payment solutions to create value, retain and reward customers, and accelerate growth for businesses of all sizes. For more than two decades, Green Dot has delivered financial tools and services that address the most pressing financial needs of consumers and businesses, and that transform the way people and businesses manage and move money.

Green Dot delivers a broad spectrum of financial products to consumers and businesses through its portfolio of brands, including: GO2bank, a leading digital and mobile bank account offering simple, secure and useful banking for Americans living paycheck to paycheck; the Green Dot Network (“GDN”) of more than 90,000 retail distribution and cash access locations nationwide; Arc by Green Dot, the single-source embedded finance platform combining all of Green Dot’s secure banking and money processing capabilities to power businesses at all stages of growth; rapid! wage and disbursements solutions, providing pay card and earned wage access services to more than 7,000 businesses and their employees; and Santa Barbara Tax Products Group (“SBTPG”), the company’s tax division, which processes more than 14 million tax refunds annually.

Founded in 1999, Green Dot has managed more than 80 million accounts to date both directly and through its partners. Green Dot Bank2 is a subsidiary of Green Dot Corporation and member of the FDIC. For more information about Green Dot’s products and services, please visit www.greendot.com.

About Smith Ventures
Smith Ventures is a Birmingham, Alabama-based private equity firm specializing in growth equity and control buyouts of technology companies. The firm targets high-potential businesses in financial services and consumer tech, applying its team’s entrepreneurial mindset and operational expertise to drive sustainable value creation. Smith Ventures is dedicated to fostering exceptional customer experiences throughout its portfolio.

Founded in 2017 by serial entrepreneur Bill Smith, the firm builds on Smith’s track record of founding and scaling successful ventures, including Landing, CommerceOne Bank, Shipt, and Insight Card Services. For more information, visit https://www.smithventures.com

About CommerceOne Financial Corporation
CommerceOne Financial Corporation is the parent company of CommerceOne Bank, a full-service commercial and private bank headquartered in Birmingham, Alabama. Established in 2022, the holding company supports the Bank’s mission to deliver long-term shareholder value through disciplined growth, sound risk management, and a commitment to exceptional client service.

Founded in 2018 as a community bank, CommerceOne Bank combines relationship-driven banking with modern technology to meet the needs of commercial and private clients across the Southeast. The Bank focuses on strategic growth, maintaining strong asset quality and operational efficiency while expanding its market presence and product offerings.

CommerceOne Financial Corporation remains focused on building a premier financial institution defined by integrity, performance, and a relentless commitment to its clients, communities, and shareholders. For more information, visit https://www.commerceonebank.com

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the proposed transaction, the plans, objectives, expectations and intentions of  Green Dot Corporation (“Green Dot”), CommerceOne Financial Corporation (“CommerceOne”), and affiliates of Smith Ventures LLC (“Smith Ventures”), including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of Compass Sub North, Inc. (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions) following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement or Separation Agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or  maintain liquidity, funding, and capital; the impact, extent and timing of technological changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Transaction and Where to Find It

New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions.  The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne.  The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or New CommerceOne through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.

Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transactions.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,”  “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Footnotes
1 Assumes stock consideration value of ~$6.12 - $11.07 per share or ~$355mm  - $642mm in aggregate in stock of CommerceOne issued to Green Dot shareholders based on 0.2215x exchange ratio. Assumes June 30, 2026, transaction close for illustrative purposes. Please refer to the investor presentation materials for additional information

2 Green Dot Bank also operates under the following registered trade names: GO2bank, GoBank and Bonneville Bank. All of these registered trade names are used by, and refer to, a single FDIC-insured bank, Green Dot Bank. Deposits under any of these trade names are deposits with Green Dot Bank and are aggregated for deposit insurance coverage up to the allowable limits.

###

Media Contact:
Alison Lubert
alubert@greendotcorp.com

Exhibit 99.2

 Strategic Update  November 24, 2025

 Green Dot Corporation  Disclaimer  2  Forward Looking Statements  This presentation contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are statements that could be deemed to be forward-looking statements. These forward-looking statements include, but are not limited to, certain plans, expectations, goals, projections, and statements about the benefits or costs of the propos ed transaction, the plans, objectives, expectations and intentions of Green Dot Corporation (“Green Dot”), CommerceOne Financial Corporation (“CommerceOne”), and affiliates of Smith Ventures LLC (“Smith Ventures”), including future financial and operating results (including the anticipated impact of the proposed transactions), statements related to the expected timing of the completion of the proposed transactions, the plans, objectives, expectations and intentions of Compass Sub North, Inc. (to be renamed “CommerceOne Financial Corporation” as part of the proposed transactions) following the consummation of the proposed transactions (the “combined company” or “New CommerceOne”) described herein, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “predicts,” “forecasts,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “continues,” “endeavors,” “strives,” “may” and “assumes,” variations of such words and similar expressions of the future or otherwise regarding the outlook for Green Dot’s, CommerceOne’s or the combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general. Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Green Dot, CommerceOne or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Green Dot or CommerceOne and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this presentation. Many of these factors are beyond Green Dot’s, CommerceOne’s or the combined company’s ability to control or predict, and there is no assurance that any list of risks and uncertainties or risk factors is complete. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Green Dot’s business and to CommerceOne’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Green Dot’s and CommerceOne’s respective businesses and operations, or the separation of Green Dot’s non-bank fintech businesses from Green Dot Bank, will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to satisfy the conditions to the closing of the transactions among Green Dot, CommerceOne and Smith Ventures, including the failure to obtain the necessary approvals by the stockholders of Green Dot or CommerceOne, (5) the amount of the costs, fees, expenses and charges related to the transactions, (6) the ability by each of Green Dot, CommerceOne and Smith Ventures to obtain required governmental approvals of the proposed transactions on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transactions, (7) reputational risk and the reaction of Green Dot’s or CommerceOne’s customers, suppliers, employees or other business partners to the proposed transactions, (8) challenges retaining or hiring key personnel following the proposed transactions, (9) any unexpected delay in closing the proposed transactions or th e occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or separation agreement, (10) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (11) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (12) risks related to management and oversight of the business and operations of the combined company and the separation of Green Dot’s non-bank fintech business from Green Dot Bank and the combined company, (13) the possibility the combined company is subject to additional regulatory requirements or consent orders as a result of the proposed transactions, (14) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Green Dot, CommerceOne or the combined company, and (15) general competitive, economic, political, regulatory and market conditions and other factors that may affect future results of Green Dot, CommerceOne and the combined company, including changes in asset quality and credit risk; the inability to sustain or achieve revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the ability to raise or maintain liquidity, funding, and capital; the impact, extent and timing of techno logical changes; capital management activities; fraudulent or other illegal activity involving the products and services of Green Dot, CommerceOne or the combined company; cybersecurity risks, including cyber-attacks or security breaches; and fluctuations in operating results. Additional factors which could affect future results of Green Dot can be found in Green Dot’s filings with the Securities and Exchange Commission (the “SEC”), including in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Green Dot’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Green Dot, CommerceOne and Smith Ventures do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

 Green Dot Corporation  Disclaimer (cont’d)  3  Important Information About the Transaction and Where to Find It  New CommerceOne intends to file a registration statement on Form S-4 with the SEC to register the shares of New CommerceOne common stock that will be issued to CommerceOne stockholders and Green Dot stockholders in connection with the proposed transactions. The registration statement will include a joint proxy statement of Green Dot and CommerceOne that also constitutes a prospectus of New CommerceOne. The definitive joint proxy statement/prospectus will be sent to the stockholders of each of Green Dot and CommerceOne in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTIONS OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING  THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Green Dot or Holdco through the website maintained by the SEC at http://www.sec.gov. Documents filed with the SEC by Green Dot will also be available free of charge by contacting the investor relations department of Green Dot at IR@greendot.com or by accessing the “Investor Relations” page of Green Dot’s website at https://ir.greendot.com/financial-information/sec-filings.  Before making any voting or investment decision, investors and security holders of Green Dot and CommerceOne are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed t ransactions. Free copies of these documents may be obtained as described above.  Participants in Solicitation  Green Dot and CommerceOne and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Green Dot’s stockholders in respect of the proposed transactions under the rules of the SEC. Information regarding Green Dot’s directors and executive officers is available in Green Dot’s proxy statement for its 2025 annual meeting of stockholders, filed with the SEC on April 11, 2025 (and available at https://www.sec.gov/Archives/edgar/data/1386278/000138627825000020/gdot-20250411.htm) (the “Green Dot 2025 Proxy”), under the headings “Corporate Governance and Director Independence,” “Proposal No. 1 Election of Directors,” “Security Ownership of Certain Beneficial Owners and Management,” “Our Executive Officers,” “Executive Compensation” and “Transactions with Related Parties, Founders and Control Persons,” and in Green Dot’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001386278/000138627825000009/gdot-20241231.htm), and in other documents subsequently filed by Green Dot with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Green Dot’s securities by Green Dot’s directors or executive officers from the amounts described in the Green Dot 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Green Dot 2025 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.  No Offer or Solicitation  This presentation relates to the proposed transactions and is for informational purposes only and is not intended to, and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  Non-GAAP Financial Measures  This presentation includes non-GAAP financial measures including Tangible Book Value. These non-GAAP financial measures are in addition to, and not as a substitute for or superior to measures of financial performance prepared in accordance with GAAP. There are a number of limitations related to the use of these non-GAAP financial measures. For example, other companies may calculate similarly-titled non-GAAP financial measures differently.

Green Dot's Strategic Transformation

Two-part transaction following 6-month+ review of strategic alternatives which included discussions with FinTechs, Consumer Lenders, Banks, and Financial Sponsors.

COMMERCEONE Merger With greendot bank

"MSA"

Long-Term Commercial Partnership

Sale of GreenDot's Embedded Finance OpCo.

BaaS | SBTPG | Consumer | PayCard | GDN

Publicly-Traded Combined BankCo.

Total Assets	Total Deposits	TBV[(1)]
$6.3bn	**$5.5bn**	**$490mm**

~28% Ownership
CommerceOne Shareholders

~72% Ownership
GDOT Shareholders

To be Sold to SMITH VENTURES

Total OpCo. Purchase Price[(2)]

$690mm

$155mm
Capital Infusion in BankCo.

$470mm
Cash Consideration to GDOT Shareholders

$65mm
Retirement of Unsecured Notes

Illustrative Total Value Per Share Delivered to GDOT Shareholders at Closing

$14.23 – $19.18[(3)]

Source: Factset, Company filings. Note: Market data as of November 21, 2025. Financial metrics reflect combined estimated post-transaction values as of June 30, 2026, estimated close for illustrative purposes. TBV denotes Tangible Book Value. (1) Includes impact of $155mm capital infusion. (2) Includes equity purchase price of $625mm plus retirement of $65mm of GDOT unsecured notes. (3) Implied aggregate value and implied value per share based on $470mm in cash ($8.11 per share) plus GDOT share of combined BankCo assuming an illustrative multiple range of 1.00x (tangible book value) – 1.81x (median of selected peers) applied to ~$490mm of combined tangible book value, at 72.2% pro forma ownership, and fully diluted shares outstanding of 57.972mm, net of estimated tax leakage. Selected peers include TBBK, CASH, CCB, AX, FINW, MFIN, and MVBF.

4 Green Dot Corporation

 Green Dot Corporation  Key Transaction Terms  Structure  CommerceOne Financial Corporation (“C1”) to acquire Green Dot Corporation, (“GDOT”), then sell GDOT’s Embedded Finance  business (“OpCo”) to affiliates of Smith Ventures LLC  Pro forma combined GDOT + C1 (“BankCo”) will enter into a seven-year commercial agreement with OpCo to serve as exclusive bank sponsor for the OpCo’s digital banking platform  Consideration  GDOT shareholders will receive $8.11 per share in cash consideration plus 0.2215 shares of C1 for every share of GDOT  Illustrative total value per share of $14.23 – $19.18 per share(1)  ~91% – 157% premium to GDOT’s March 7th share price, last trading day prior to strategic review announcement  ~37% – 85% premium to GDOT’s VWAP since March 10th, first trading day since strategic review announcement  ~21% – 63% premium to GDOT’s November 21st share price, last trading day prior to the transaction announcement  $825mm – $1.1bn implied aggregate value  $470mm aggregate cash consideration  $355mm – $642mm value of stock consideration issued by C1 to GDOT shareholders at 0.2215x exchange ratio(1)  Financing Sources  Committed debt and equity financing of $515mm and $200mm, respectively and balance sheet cash  BankCo Governance  C1 management and board to lead combined BankCo  Timing  Transaction is expected to close in second quarter of 2026, subject to shareholder and regulatory approvals  Other  OpCo sold for $690mm purchase price in cash (including $65mm of Unsecured Notes), of which $155mm is contributed to BankCo for regulatory capital purposes  GDOT Unsecured Notes outstanding to be retired in connection with the transactions  5  Source: Factset, Company filings. Note: Market data as of November 21, 2025. Financial metrics reflect combined estimated post-transaction values as of June 30, 2026, estimated close for illustrative purposes only. (1) Implied aggregate value and implied value per share based on $470mm in cash ($8.11 per share) plus GDOT share of combined BankCo assuming an illustrative multiple range of 1.00x (tangible book value) – 1.81x (median of selected peers) applied to ~$490mm of combined tangible book value, at 72.2% pro forma ownership, and fully diluted shares outstanding of 57.972mm, net of estimated tax leakage. Selected peers include TBBK, CASH, CCB, AX, FINW, MFIN, and MVBF.

Transaction Unlocks Significant Value for Shareholders

greendot bank



COMMERCEONE

1. **Realize significant up-front value for embedded finance assets** while providing upside potential via participation in bank sponsorship platform
2. Ability to participate in significant growth of Embedded Finance OpCo via **attractive structure delivering $30mm+ of recurring annual fees**
3. Line of sight to sustainable long-term growth driven by highly efficient platform expansion and **$350mm+ of potential incremental value**[1]
4. Capital infusion unlocks incremental **capacity to reposition balance sheet and increase investments in risk & compliance infrastructure**
5. Creates a more stable and resilient bank with **strengthened capital levels, diversified funding, multiple growth drivers, and durable returns**

Note: (1) Reflects implied value of ~$35mm in illustrative annual earnings uplift via potential asset re-deployment, and a ~10x P/E multiple (median of selected peers).

6

Green Dot Corporation

Potential for Significant Value Creation Opportunity

1

In addition to receiving $8.11 per share in cash consideration resulting from the sale of OpCo, GDOT shareholders also share in the significant value creation opportunity via their ~72% ownership in combined BankCo.

Combined BankCo Tangible Book Value @ Close	**~$490mm**
Combined BankCo TBV Attributable to GDOT Shareholders @ Close	**~$355mm**

~72%
GDOT Shareholders Pro Forma Ownership

Illustrative Tangible Book Value Multiple Range

	Bottom Quartile of Selected Peers	Median of Selected Peers
1.00x	**~1.25x**	**~1.80x**

Illustrative Total Value Per Share Delivered to GDOT Shareholders at Closing(1)

$14.23	**$15.63**	**$19.18**

Includes $8.11 Cash Consideration Per Share Attributable to Sale of Embedded Finance Business

Source: Factset, Public filings, and SNL financial. Market data as of November 21, 2025. Financial metrics reflect combined estimated post-transaction values as of June 30, 2026, estimated close for illustrative purposes only. Note: (1) Implied aggregate value and implied value per share based on $470mm in cash ($8.11 per share) plus GDOT share of combined BankCo assuming an illustrative multiple range of 1.00x (tangible book value) – 1.81x (median of selected peers) applied to ~$490mm of combined tangible book value, at 72.2% pro forma ownership, and fully diluted shares outstanding of 57.972mm, net of estimated tax leakage. Selected peers include TBBK, CASH, CCB, AX, FINW, MFIN, and MVBF.

7

Green Dot Corporation

COMMERCEONE: The Premier Partner for greendot bank

1

COMMERCEONE

Key Stats Q3 2025 / LTM ($mm)

Assets	Deposits	TBV	Net Inc.
$840	$745	$85	$12

Highly Efficient **Branch-Lite Operating Platform**

40% LTM Efficiency Ratio

Leading Commercial-Focused **Credit Culture**

1 NCL Event in Company History

Strong Capital Position and Regulator Relationships

12% MRQ CET1 Ratio

Robust Operating Leverage With **Attractive Growth Profile**

47% 2020 - 2024 Earnings CAGR

Combining CommerceOne's Best-in-Class Relationship-Driven Origination Platform With GDB's Highly Efficient Deposit Strategy

Note: GDB denotes Green Dot Bank.

8

Green Dot Corporation

 Green Dot Corporation  A Balanced, Multi-Faceted Banking Platform  Pro Forma Institution  Deposit-Focused Institution  Credit-Focused Institution  Combined Benefits  Fortified Balance Sheet  Efficient, Diversified Deposit Gathering  Robust Asset Generation  Risk & Compliance Investment  Commercial Credit Expertise Leading Return Profile Strong Capitalization  Highly Efficient Deposit Gathering  Recurring Fee Income Scalable Operating Leverage  1  9

 Green Dot Corporation  Creating a Leading Sponsor Banking Platform  Diversified Revenue Mix with Significant Fee Income Drives Enhanced Platform Stability  Best-in-Class Growth Engine With Highly Efficient CAC Enabled via Long-Term Partnership  Attractive Financial Profile Enhanced via Complementary Asset / Deposit Mix  Improved Capital Position Unlocks Growth  & Product Development Opportunities  Robust Yield Optimization Opportunity via Potential Asset Redeployment  Investment Highlights  Highly Efficient Deposit Gathering  Robust Asset Generation Capabilities  Attractive Fee Generation via Embedded Finance Co Partnership  Providing Banking Infrastructure to Support Financial Services Offerings of Leading Brands  BaaS Platform Deposits  Commercial Treasury  Private Banking  Commercial Lending  HELOC  Select CRE  10  1

Strong Pro Forma Positioning vs Key Peers

1

Median of Selected Peers[(2)]

~10x P / 2026E ~1.80x P / TBV

	greendot Current	greendot bank + COMMERCEONE	Selected BaaS Peers[(2)]
Loans % of Earning Assets	~1% MRQ	~15% At Close[(1)]	~80% Q3 2025
Fwd. Earnings Growth	NM	~35% 2027E - 2028E	~12% 2025E – 2026E
Efficiency Ratio[(3)]	~80% 2024	~40% Long-Term Target	~50% LTM (3Q '25)
ROATCE[(4)]	NM	~15%+ Long-Term Target	~18% LTM (3Q '25)
T1 Leverage	~8% MRQ Bank Level	~11% At Close[(1)]	~10% LTM (3Q '25)

Key Takeaways

- Highly Complementary Asset / Deposit Mix Enhances ROA Profile
- Strong Operating Leverage Drives Robust Earnings Growth Trajectory
- Recurring Fee Income Coupled with Stable NII & Strong Credit Performance
- Highly Efficient Operating Platform With Minimal Deposit CAC
- Improved Capital Position Paves Way for Future Growth

Source: Factset, Public filings, and SNL Financial. Note: Market data as of November 21, 2025. Metrics for Selected BaaS Peers reflect median of selected peer set. Assumes June 30, 2026, transaction close date for illustrative purposes. (1) Assumes June 30, 2026, transaction close for illustrative purposes including purchase accounting adjustments. (2) Selected peers include TBBK, CASH, CCB, AX, FINW, MFIN, and MVBF. (3) Reflects Noninterest Expense / Total Net Revenue. (4) Reflects Net Income / Average Tangible Common Equity.

11 Green Dot Corporation

 Green Dot Corporation  Framing the Embedded Finance Opportunity  12  Embedded Finance Prospects  Embedded finance is relevant to almost any company  Greater brand loyalty  Better transaction / user experiences  Increase customer adoption  Enrich data sets  Faster access to earned money  Deliver superior products more efficiently  Strengthen value  proposition  Improve automation  What Consumers and SMBs Value  Improved Speed of Cash Flow  Better User Experience and Convenience  158M+  Americans need simple financial tools and transaction capabilities(1)  29M+  Businesses in America employ less than  20 people(2)  Consumers and Business Owners are Changing Consumers and small businesses are increasingly turning to non-traditional providers of financial services, utilizing embedded finance to make their lives easier  A Significant Growth Opportunity  Embedded finance currently represents a $230bn+ market opportunity across the small and medium-size business segment, the consumer segment, and the enterprise segment  Expanded Distribution of Financial Services Businesses recognize the changes in customer behavior and are building capabilities to deliver financial services via platform partners  Regulated Institutions Remain Key  While the delivery of financial services is undergoing a fundamental shift, access to the banking system will always require working with regulated financial institutions  2  Source: (1) Federal Reserve Board. (2) Pew Research Center.

 Green Dot Corporation  Ability to Capitalize on Sizable Opportunity Set  13  Current Embedded Finance TAM  $230bn+  $115bn  Money Processing  BaaS  $75bn  Consumer & Retail  $40bn  The Long-Term Commercial Arrangement Allows the Pro Forma BankCo to Support and Benefit from a Large, Attractive, and Fast-Growing Market Opportunity  2  ’23A – ’27E Embedded Finance  20% CAGR  Source: BCG 2025 Global Payments Report, Company estimates.

2

Long-Term Commercial Partnership

MSA allows combined BankCo to benefit from strong tailwinds of the Embedded Finance OpCo via attractive, recurring fee structure, with efficient access to multiple high-quality deposit partners through one consolidated channel.



Combined BankCo
Deposit Custody
BIN Sponsorship
Second Line Risk
Liquidity Support
greendot bank
COMMERCEONE
Sponsor Bank Services
Volume / Transaction Based Fees
greendot
SMITH VENTURES
Business Development
Program Mgmt.
First Line Risk
Technology Infrastructure
Embedded Finance OpCo

~$30mm+ Annual Fee Income(1)

~25%+ Expected CAGR in Sponsor Fees

7-Year Initial Agreement Term

Efficient Deposit Acquisition

Walmart, amazon, Wealthfront, intuit, dayforce, SAMSUNG, crypto.com

Note: (1) Reflects total MSA-related fees excluding impact of interest sharing arrangements.

14

Green Dot Corporation

2

Illustrative Pro Forma Operating Structure

The combined BankCo will be responsible for providing the necessary banking and regulatory infrastructure to enable ultimate product delivery and business development by the Embedded Finance OpCo and future partners.


Illustrative BaaS B2B2C Operating Detail
End Customers
Sponsor Bank
Middleware
Operations
User Interface
End Markets
COMMERCEONE
greendot bank
Embedded Finance Co
Embedded Finance Co
Embedded Finance Co
End Markets
BaaS
BIN Sponsorship
BSA / AML
Banking Core
Compliance Operations
Card Processors
API Layer
Sandbox
Program Mgmt.
Money Movement
Compliance / Risk
Payments
API / SDK by Partner
Developed and Managed by Embedded Finance Co
Vertical Software
Retail
eCommerce
FinTech
SMBs
Health

15
Green Dot Corporation

Robust Yield Optimization Opportunities

3

Q3 2025

MRQ Earning Asset Mix


1%
Loans
Securities
48%
IB Cash
51%

$4.3bn
Avg. Earning Assets

MRQ Yield

~4.5% IB Cash

~2.5% Securities

3.5%
Cash & Securities Yield

Illustrative Opportunities

Near-Term

Assumed Repositioning of 100% of Securities Into MRQ Cash Yield

Current Securities Yield		Current Cash Yield
~2.5%	→	~4.5%

~$35mm
Annual Potential Earnings Uplift

Long-Term

Assumed Redeployment of 40% of Cash & Securities Into Loans

Current Cash & Securities Yield		Illustrative Risk-Adjusted Loan Yield
~3.5%	→	~7.0%

~$65mm+
Annual Potential Earnings Uplift(1)

Note: (1) Assumes 40% of Q3 '25 average cash and 40% of Q3 '25 average securities are re-invested into loans at a 7% illustrative risk-adjusted yield with the remainder of securities re-invested at the Q3 '25 yield on cash of ~4.55%, tax-effected at 25%.

16
Green Dot Corporation

 Green Dot Corporation  Attractive Levers for Future Growth  17  Third Party Sponsor Banking Partnerships  Sign additional partners outside of the MSA  for sponsor banking services  3  BaaS Credit Origination / LaaS  Offer “Lending as a Service” in addition to  current sponsor banking suite  Direct to Consumer Credit Products  Unsecured Credit Card,  Personal Loans  Increased Commercial Lending Capacity  Enhanced scale allows for increased deployment of capital into near-term commercial lending opportunities  Near-Term  Potential Long-Term Initiatives  Medium-Term  $

 Green Dot Corporation  Roadmap for Risk and Compliance Investments  Transaction establishes a platform capable of executing a focused strategy to reinforce governance, elevate compliance infrastructure, and improve capital positioning.  18  4  1 2 3 4 5  Capitalization & Balance Sheet Repositioning  Strengthen Compliance Culture  Focus On Core Banking & BaaS Operations  Build Scalable Compliance Infrastructure & Systems  Targeted Talent Investments

 Green Dot Corporation  19 Note: Assumes June 30, 2026 transaction close date for illustrative purposes.  5  Increased Scale  Enhanced Capital  Stable, Robust Returns  $6bn  Combined Total Assets @ Close  ~11%  Tier 1 Leverage @ Close  ~15%  Long-Term Target ROATCE  Creating a More Stable and Resilient Bank  $155mm capital infusion, complementary pro forma business mix, and diversified funding strategy enhances long-term platform stability.  +

 Green Dot Corporation  CommerceOne Overview

COMMERCEONE Overview

Company Description

- CommerceOne Financial Corporation ("C1" or the "Company") is a bank holding company. CommerceOne Bank ("C1 Bank") is a state-chartered commercial bank headquartered in Birmingham, AL and is primarily regulated by the FDIC
- Founded in 2018, the Company is primarily engaged in commercial banking operations offering a variety of lending solutions, deposit products, and cash flow management services to businesses in multiple sectors
- The Company operates via a branch-lite model (headquarters and single branch), with a commercially-focused business development team that seeks to generate new business and serve in a relationship management capacity
- In addition to its commercial business, C1 also offers both deposit accounts (checking / savings) and secured loans to consumers with a focus on Private Banking relationships
- C1 has only experienced one NCL event in its history, and has never reported a net charge-off ratio in excess of 0.75%
- The Company has grown its earnings at a 47% CAGR since 2020

Product Suite

	Commercial	**Consumer**
Deposit	Checking, Savings Ancillary Cash Flow Mgmt. & Analysis Services	Checking, Savings, Money Market
Loans	Term Loans, Equipment Loans, Working Capital LOC, CRE, SBA, Specialty Vehicle	Home Equity Line, Home Equity Loan, Construction Loan, LOC

By the Numbers

~$840mm Total Assets	**~$745mm** Total Deposits
~$85mm Tangible Book Value	**~$12mm** LTM Net Income
~15% LTM ROATCE	**~47%** Net Income CAGR Since 2020
~40% LTM Efficiency Ratio	**~12%** MRQ CET1 Ratio

LTM as of Sept. 2025 Earning Asset / Deposit Mix


Earning Assets
Deposits
3.7%
NIM
7%
17%
17%
2%
27%
32%
6.5%
Total Yield
5%
Time
32%
Demand
63%
MMDA & Savings
3.0%
Cost of Funds

■ Construction ■ 1-4 Family and HELOC ■ Multifamily and CRE ■ C&I ■ Consumer ■ Other ■ Cash and Securities

Source: Company filings, SNL Financial. Financial data as of September 30, 2025 unless otherwise noted.

21
Green Dot Corporation

Green Dot Corporation  Scaling Beyond the Community Bank Model  CommerceOne Bank ranks #1 in average profitability and organic growth when compared to its national de novo bank peers  Market-Leading Profitability  Best-in-Class Efficiency  Robust Asset Generation  1.5% Avg. ROA  vs 1.0% Peer Median  $745mm  Deposits / Branch  vs $150mm Peer Median  2022-2025 LTM Avg.  Outside of its HQ, C1 has 1 Branch(1)  ~83% Loans / Assets  ~32% C&I Mix  C1 C&I 2x Peer Median  C1 Earns Premium Risk-Adj. Yields  Source: SNL Financial. Note: Peer criteria: US regulated C-Corp depositories with MRQ assets between $750mm - $1.5bn and LTM asset growth over 10%  22 (excludes CommerceOne). (1) CommerceOne Branch opened in October 2025.

 Green Dot Corporation  Appendix

 Green Dot Corporation  Implied Value Per Share Reconciliation  Note: (1) Based on transaction exchange ratio of 0.2215x and GDOT fully diluted shares of 57.972mm.  24  ($ in millions except per share values)  Tangible Book Value  Bottom Quartile P / TBV Multiple of Selected Peers  Median P / TBV Multiple of Selected Peers  2Q'26 TBV for Consolidated BankCo At Closing  $491  $491  $491  (x) Illustrative P / TBV Multiple Range  1.00x  1.23x  1.81x  Implied BankCo Equity Value  $491  $604  $889  (x) Green Dot Shareholders Ownership of BankCo (1)  72.2%  72.2%  72.2%  Implied Pro Forma Value to Green Dot Shareholders  $355  $436  $642  (+) Cash Distributed to Green Dot Shareholders  470  470  470  Implied Value to Green Dot Shareholders  $825  $906  $1,112  (/) Green Dot Diluted Shares Outstanding  58.0  58.0  58.0  Total Implied Value Per Share to GDOT Shareholders $14.23 $15.63 $19.18